ORAVANTI

Simplifying Legal Services Through Technology



oravanti.com North Miami Beach, FL

Highlights

1. Founder brings firsthand technology experience supporting USCIS and ELIS within DHS.
2. Deep understanding of complex immigration, legal, and government workflows.
3. Strong founder-market fit built on real-world industry experience within Government and Private Sec.
4. Platform designed around security, reliability, and scalability from day one.
5. Applying lessons learned from a large, mission-critical technology platform.
6. User-friendly technology that makes complicated legal processes easier to navigate.
7. Solid technical architecture designed to prevent costly problems as the company grows.
8. Clear mission: make trustworthy legal support more accessible and efficient.

Featured Investors

Rajesh Pamnani in Follow
Syndicate Lead
Invested $50,000

https://www.linkedin.com/in/raj-pamnani-86b744139/

"I know the LegalTech space well, and after looking closely at the comps, Oravanti completely stands out. Olga Kanaris possesses an unmatched understanding of the USCIS operational environment—from federal adjudication and officer training to private legal operations. Her firsthand visibility into complex workflow systems like ELIS makes her the exact right founder to build this product. I am thrilled to be part of this early round and fully expect Oravanti to become a dominant leader in the industry."

John A.A. Degen in Follow
Invested $55,000

John A.A. Degen is a seasoned finance and capital markets executive with 30+ years of experience in private equity, strategic finance, corporate development, and business growth, including more than $2B in debt and equity investments.

"I'm excited about investing in Oravanti. The Company is targeting a large, underserved market — over 1.37 million U.S. attorneys, starting with an 18,000+ immigration-law beachhead — with a single system that replaces the 10+ disconnected tools most small firms juggle today with one auditable workflow from intake to filing."

Sarojini Srivastav in Follow Invested $5,000

"I am a technology professional and an AI enthusiast.
I became interested in the company because I see a strong opportunity at the intersection of technology, AI, workflow automation, and legal operations."

Team



Olga Kanaris CEO / Founder

• Specialized Task Force: Reviewed and processed large backlog of 500+ sensitive files affected by policy changes; organized data and created streamlined routing protocol • Technology Innovation Award: Proposed integrating ELIS and MyUSCIS check-in proces

oravanti.com



Verdi Ergun CTO

Verdi Ergün founded Punch, an international AI and software agency, and co-founded the acquired point-of-sale company Instore. He also worked as a Google engineer, served as Skipify's first CTO, founded Numin, and launched several tech ventures.

punch.cool

Pitch Deck


ORAVANTI
LEGAL OPERATING ECOSYSTEM
A nuts-to-bolts legal operating system, including intake, AI-assisted drafting, quality control, education, and government-ready case processing in one platform. The future of practicing law.
PRE-SEED ROUND • CONFIDENTIAL
LEGAL SAAS
AI WORKFLOWS
Proprietary and confidential

Memo

Oravanti Investor Memo

The legal operating system built for agency-ready work

Oravanti is building a complete legal operating system that connects intake, evidence, AI-assisted drafting, attorney approval, billing, education, quality control, and filing-ready case preparation in one platform.

The company is starting with immigration law, where fragmented software, document-heavy workflows, strict deadlines, and government interaction create an urgent need for better infrastructure. From this focused beachhead, Oravanti plans to expand across additional legal specialties and government-facing workflows.

The investment thesis

Oravanti brings together five advantages:

- **Exceptional founder-market fit:** Founder and CEO Olga Kanaris is a former USCIS immigration services officer, field trainer, NTA program lead, and ELIS liaison with private-sector legal-operations experience.
- **A working product environment:** Oravanti is progressing toward beta validation—not beginning with a concept.
- **A complete operating model:** The platform supports the full legal-service lifecycle rather than one isolated function.

- **A government-ready data strategy:** Every step is designed to create cleaner, verified, traceable case data from intake through submission.
- **A repeatable expansion engine:** Immigration provides the initial market; the underlying operating model can extend across specialties, states, and government interfaces.

The problem Oravanti solves

Law firms often rely on ten or more disconnected systems to manage one case. Each handoff increases the risk of duplicate data, inconsistent records, document errors, missed deadlines, insecure sharing, and broken audit trails.

Traditional case-management software primarily stores information. Oravanti is designed to manage how legal work is actually produced, reviewed, approved, measured, and prepared for submission.

Matter data enters once and moves through a controlled workflow:

Intake → evidence collection → AI-assisted error and risk review → attorney approval → agency-ready output

AI supports quality and efficiency, while licensed attorneys retain professional judgment and responsibility.

The defensible advantage

Oravanti's moat is not software alone. It is the combination of:

- USCIS and ELIS-informed workflow knowledge
- Data integrity from intake through submission
- AI-assisted document, error, and risk review
- Embedded education and staff certification
- Attorney-controlled quality assurance
- Firm-wide operational analytics
- Architecture designed for future government connectivity

Management is developing the product with potential agency integrations, security requirements, and federal-readiness considerations in mind. Any future agency connection, authorization, or letter of intent remains developmental and is not guaranteed or government-endorsed.

Market and growth strategy

Oravanti's initial market includes more than 18,000 immigration attorneys and law professors in the AILA network, with an estimated 4,000 to 6,000 solo and micro firms forming the first target segment.

The go-to-market strategy begins with smaller immigration practices that can adopt quickly and provide direct operational feedback. Firms can run Oravanti alongside their existing systems for 60 days, validate the workflow, and then decide whether to convert.

Expansion occurs only after Oravanti reaches defined commercial, customer-success, security, and product-readiness gates.

Management's base case targets:

- **15 firms in Year 1**
- **100 firms and $1.5M revenue in Year 2**
- **225 firms in Year 3**
- **EBITDA-positive operations in Year 4**
- **650 firms and $24.9M revenue in Year 5**

These figures are management projections, not guaranteed results.

The team

Olga Kanaris, Founder and CEO, combines government case-processing knowledge with hands-on legal-operations leadership. Her experience informs Oravanti's workflows, quality controls, training systems, and government-ready data strategy.

Verdi Ergun, CTO and Technology Partner, is a senior application engineer with experience in AI, cloud systems, integrations, and scalable platform development.

Together, the founders combine domain knowledge, operating discipline, and technical execution.

The $1 million round

Oravanti is raising **$1 million** to fund approximately 18 months of execution and reach a defined beta-validation milestone.

Primary uses include:

- **$340K:** Product completion and quality assurance
- **$260K:** Marketing and pilot acquisition
- **$120K:** Security and data readiness
- **$100K:** Lean founder, administrative, and office costs
- **$80K:** Customer onboarding and support
- **$70K:** Legal, IP, insurance, and accounting
- **$30K:** Operating reserve and payment processing

The round is designed to produce measurable evidence:

- Beta completion
- At least five active pilot firms
- Repeatable demonstrations and onboarding
- Contract and conversion evidence
- Stronger product and security readiness
- A validated foundation for the next financing round

Why Oravanti, why now

Legal technology remains fragmented, while clients, firms, and government agencies increasingly require cleaner data, stronger controls, and more transparent processes.

Oravanti is positioned at the intersection of legal operations, AI-assisted quality control, professional education, and government-ready processing. The company has the founder-market fit, working product, focused entry market, and milestone-based capital plan needed to turn that position into a scalable legal-infrastructure business.

Oravanti is not building another tool for law firms. It is building the operating system through which modern legal work can be completed, verified, and prepared for exchange.

For informational discussion only. Oravanti is not a law firm and does not provide legal advice.